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File No. 70-9985

SECURITIES AND EXCHANGE COMMISSION

CERTIFICATE OF NOTIFICATION
(RULE 24)

E.ON AG

        In accordance with the order of the Securities and Exchange Commission dated June 14, 2002, Holding Company Act Release No. 27539 (the "Order"), as supplemented by Holding Co. Act Release No. 27888 (Dec. 29, 2003) (the "Supplemental Order"), E.ON AG ("E.ON") hereby submits its report for the semiannual period ended June 30, 2004 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order and the Supplemental Order (each, a "Reporting Requirement"), together with the responses thereto. In addition, we have included information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meanings set forth in the Order.

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by E.ON during the Reporting Period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

Share Issuances: E.ON did not issue any shares during the Reporting Period. E.ON holds treasury shares for hedging its option scheme (SARs) and for its employee share plan. During the Reporting Period, E.ON distributed 27,015 shares to employees who qualified by participating in an employee savings plan.

Debt Issuances:

Date of Issuance	Principal Amount (USD)	Interest Rate	Maturity	Proceeds* (Euro)	Proceeds* (USD)
Various	—	Various	Short-Term	364,232,345.65*	442,724,416.14*
*
Outstanding as of June 30, 2004.

        Exchange rates as of June 30, 2004:

    1 EUR = 0.67075 GBP
    1 EUR = 1.21550 USD
    1 GBP = 1.81215 USD

Reporting Requirement No. 2: The amount of guarantees issued during the Reporting Period by E.ON, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

None.

Reporting Requirement No. 3: E.ON's aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the Reporting Period in dollars and as a percentage of E.ON's consolidated retained earnings, a description of EWG and FUCO investments made during the Reporting Period and the aggregate investment in EWGs and FUCOs since the date of the Order.

Response:

A.    As of June 30, 2004, E.ON's consolidated retained earnings calculated in accordance with U.S. GAAP was USD 22,461 million.

B.    As of June 30, 2004, E.ON's "consolidated retained earnings" computed in accordance with Rule 53(a) was USD 21,837 million.(1)

C.    E.ON's aggregate investment in EWGs and FUCOs as of June 30, 2004 was USD 13,672 million.

D.    E.ON's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings (as determined in accordance with Rule 53) was 62.6% as of June 30, 2004.

(1)
Average of consolidated retained earnings of E.ON as reported for the semiannual periods ending December 31, 2003 and June 30, 2004.

E.    During the Reporting Period, E.ON made the following investments in EWGs and FUCOs:

Transaction	Amount
(in millions)
Change in intercompany advances between E.ON Energie and E.ON AG and of E.ON Finance GmbH owing to E.ON Energie	$-672
Change in intercompany advances and liabilities of Ruhrgas Holding to E.ON AG and E.ON Finance GmbH	$-1,411
Other	$-18
Increase in intercompany debt of Powergen Group Holding due to the Midlands acquisition and a bond buy back program	$3,527

    NOTE: During the reporting period, Tarifa has been sold. The aggregate investments per 31st December 2003 were $6 million and sales proceeds were $5 million

    NOTE: The above explanations are the main reason for the change in the level of investment in EWGs and FUCOs. Exchange rate effects are included in the numbers.

F.    E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to June 30, 2004 was USD 5,686 million.

Reporting Requirement No. 4: Statement of aggregate investment in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the Reporting Period:

Response:

Total Capitalization as of June 30, 2004: USD 71,851 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total capitalization: 19.0%.

Net Utility Plant as of June 30, 2004: USD 33,980 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of net utility plant: 40.2%.

Total Consolidated Assets as of June 30, 2004: USD 138,516 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total consolidated assets: 9.9%.

Market Value of Common Equity as of June 30, 2004: USD 47,208 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of market value of common equity: 29.0%.

Reporting Requirement No. 5: A statement of E.ON's authorized EWG and FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the Reporting Period.

Response:

A.    E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to June 30, 2004 was USD 5,686 million.

B.    Limit on additional investments in EWGs and FUCOs as set forth in Order (i.e., $25 billion, plus proceeds of divestments up to $35 billion): $25,000 million*

C.    Amount of unused investment authority: $19,314 million

*This does not reflect any proceeds of divestitures.

Reporting Requirement No. 6: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by E.ON since the date of the Order, including any Acquisition debt.

Response:        Outstanding as of June 30, 2004

Issuer	Type of Security	Euro	GBP	USD
E.ON AG	Long-Term Debt	13,049,030,234.47		15,861,096,250.00
E.ON AG	Short-Term Debt	364,232,345.65		442,724,416.14
E.ON	Guarantees	56,658,095	38,003,429	68,867,914

Exchange rate:    1 EUR =1.21550 USD; 1 GBP = 1.81215 USD

Reporting Requirement No. 7: A list of the securities issued by the Intermediate Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

Response: Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Reporting Requirement No. 8: The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by LG&E and KU from the Utility Money Pool during the Reporting Period.

Response:

Short-Term Debt Issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below): None

Net Money Pool Balances as of the End of the Reporting Period by Participating Company*

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$79,130,542
KU		$25,950,000
LG&E		$53,180,542
*
A list of all deposits and withdrawals during the Reporting Period for each company is available to the SEC staff upon request.

Reporting Requirement No. 9: The amount and terms of any nonexempt financings consummated by LG&E and KU during the Reporting Period.

Response:

Date of Issuance	Lender	Borrower	Amount	Rate	Maturity	Security
1/6/04	Fidelia	LG&E	$100 million	1.53%	1/6/05	Second lien on assets
1/15/04	Fidelia	LG&E	$25 million	4.33%	1/16/12	Second lien on assets
1/15/04	Fidelia	KU	$50 million	4.39%	1/16/12	unsecured

Reporting Requirement No. 10: The amount and terms of any nonexempt financings consummated by any Non-Utility Subsidiary during the Reporting Period.

Response:

Date of Issuance	Lender	Borrower	Amount	Rate	Maturity	Security
1/6/04	Fidelia	LG&E Energy	$50 million	3.98%	1/6/09	unsecured
4/30/04	Fidelia	LG&E Energy	$150 million	4.64%	4/30/10	unsecured
6/28/04	LG&E Energy	LG&E Capital	$150 million	4.64%	4/30/10	unsecured

Net Money Pool Balances as of the End of the Reporting Period by Participating Company

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$338,099,650
LG&E Capital Corp.		$519,124,567
LG&E Energy Marketing		$144,518,325
LG&E Power Development	$131,550,354
LG&E Power Inc.	$193,992,888

NOTE: Non-Utility Subsidiaries include only the non-utility subsidiaries of LG&E Energy LLC.

Reporting Requirement No. 11: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of E.ON, LG&E Energy, LG&E and KU.

Response:

For E.ON, see Exhibit A-1 attached hereto.

For LG&E Energy, see Exhibit A-2 attached hereto.

For LG&E and KU, see Exhibit A-3 attached hereto.

Reporting Requirement No. 12: The amount of any dividends paid out of capital and unearned surplus (including revaluation reserve) by any of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Powergen Group (excluding Powergen Group Holdings Ltd.), the Intermediate Companies, E.ON UK, E.ON UK plc and the LG&E Energy Group companies (excluding the Utility Subsidiaries), identifying the paying and receiving company.

Response:

Deutschbau Holding GmbH, a 50% subsidiary of Viterra, distrubted $28.6 million (EUR 23.5 million) to DB Real Estate Management GmbH.

Reporting Requirement No. 13: Paper copies of E.ON's filings on Form 20-F and reports to shareholders.

Response:

E.ON's Interim Report for the period January 1 - March 31, 2004 and E.ON's Interim Report for the period January 1 - June 30, 2004 were provided to the SEC Staff under separate cover.

Reporting Requirement No. 14: The amount and terms of any exempt financings consummated during the Reporting Period by LG&E or KU (in lieu of separate filing on Form U-6B-2)

Response: None.

Reporting Requirement No. 15: The amount and terms of any exempt financings consummated during the Reporting Period by the Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response:

Date of Issuance	Lender	Borrower	Transaction Type	Principal Amount*		Collateral Given with Security
N/A*	LG&E Capital Corp.	LG&E International Inc.	Intercompany Loan	$1,349,215	*	N/A
*
Reflects net change in intercompany loans during the Reporting Period.

Reporting Requirement No. 16: Market-to-Book Ratio of E.ON's common stock at the end of the Reporting Period.

Response:

Market-to-Book Ratio of E.ON's common stock as of June 30, 2004: 120%.

Reporting Requirement No. 17: Analysis of growth in consolidated retained earnings, which segregate total earnings growth attributable to EWGs and FUCOs from that attributable to E.ON's other subsidiaries.

Response:

Increase in consolidated retained earnings for E.ON in the six-month period ended June 30, 2004:

  Consolidated retained earnings under US GAAP as of June 30, 2004: $22,461 million

  Consolidated retained earnings under US GAAP as of December 31, 2003: $21,216 million.

  Increase in consolidated retained earnings in six-month period ended June 30, 2004: $1,245 million

Increase in consolidated retained earnings for EWGs and FUCOs in the six-month period ended June 30, 2004:

  Retained earnings of EWGs/FUCOs under US GAAP as of June 30, 2004: $14,518 million

  Retained earnings of EWGs/FUCOs under US GAAP as of December 31, 2003: $12,039 million

  Increase in consolidated retained earnings of EWGs/FUCOs in the six-month period ended June 30, 2004: $2,479 million.

Exchange rates used in this Reporting Requirement No. 17:

  As of December 31, 2003: 1 EURO = 1.2496 USD
  As of June 30, 2004: 1 EURO = 1.2155 USD

Reporting Requirement No. 18: Statement of revenues and net income of each of E.ON's EWGs and FUCOs for the twelve months (or six months, as applicable) ended as of the end of the Reporting Period, identifying which EWGs and FUCOs were acquired during the Reporting Period.

Response:

Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Reporting Requirement No. 19: Information required by Form U-9C-3 with regard to investments in Energy-Related Subsidiaries.

Response:

See Exhibit B attached hereto.

Reporting Requirement No. 20: A schedule listing the companies that are participants in the E.ON Nonutility Money Pool and indicating the month-end money pool balance for each participant, showing whether it was a net borrower or depositor in the pool at the end of each month covered by the report.

Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Exhibits

A-1	Capitalization table of E.ON AG at June 30, 2004.
A-2	Capitalization table of LG&E Energy LLC at June 30, 2004. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
A-3	Capitalization table of LG&E and KU at June 30, 2004.
B	Information regarding Energy-Related Subsidiaries.
B-1	Financial Statements of Graninge Trading AB. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
B-2	Financial Statements of LRC Demo AB. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9985) to be signed on its behalf by the undersigned thereunto duly authorized.

E.ON AG

By:	/s/ KARL-HEINZ FELDMANN	By:	/s/ MICHAEL C. WILHELM
Name:	Karl-Heinz Feldmann	Name:	Michael C. Wilhelm
Title:	General Counsel and Senior Vice President	Title:	Senior Vice President, Accountant

Dated: September 27, 2004

EXHIBIT A-1

E.ON AG

Capitalization at June 30, 2004

	Dollars	Percentage
	(Millions)
Short-Term Debt	11,093	15.5
Long-Term Debt (including current maturities)	16,025	22.3
Minority interest	5,332	7.4
Common Equity*	39,401	54.8

Total	71,851	100.00

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital and retained earnings.

A-1

EXHIBIT A-3

UTILITY SUBSIDIARIES

Capitalization at June 30, 2004

(Thousands Dollars)

	LG&E	KU
Short-Term Debt	26.0	53.2
Long-Term Debt (including current portion)	873.1	728.0
Preferred Stock	70.4	39.7
Common Equity*	946.7	945.8

Total	1,916.2	1,766.7

Percentages

	LG&E	KU
Short-Term Debt	1.36%	3.01%
Long-Term Debt (including current portion)	45.56%	41.21%
Preferred Stock	3.67%	2.25%
Common Equity*	49.41%	53.53%

Total	100.00%	100.00%

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

A-3

EXHIBIT B

INFORMATION REQUIRED BY FORM U-9C-3
WITH REGARD TO ENERGY-RELATED SUBSIDIARIES

Item 1.    ORGANIZATION CHART

Name of Energy-Related Subsidiaries	Date of Organization	Jurisdiction of Organization	Percentage of Voting Securities Held	Nature of Business
Graninge Trading AB	1996-01-02	Sweden	100%	Trading, brokering and marketing of electricity and other energy commodities
LRC Demo AB	1998-12-09	Sweden	100%	Storage of natural gas

Item 2.    ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

With respect to transactions with an associate company, report only the type and principal amount of securities involved.

None.

Item 3.    ASSOCIATED TRANSACTIONS

This item is used to report the performance during the Reporting Period of contracts among the reporting companies and their associate companies, for service, sales and construction.

Part I.—Transactions Performed by Energy-Related Subsidiaries on behalf of Associate Companies.

None.

Part II—Transactions Performed by Associate Companies on behalf of Energy-Related Subsidiaries.

None.

Item 4.    SUMMARY OF AGGREGATE INVESTMENT

Limitation in Order on Investments in Energy-Related Subsidiaries		$20,000,000,000

Aggregate investment in Energy-Related Subsidiaries after June 30, 2002: (categorized by energy-related businesses specified in Order)
Provision of energy management and other businesses related to energy conservation	$

Maintenance and monitoring of utility equipment	$

Provision of utility-related or utility-derived software and services	$

Provision of engineering, consulting and technical services, operations and maintenance services	$

Brokering and marketing of electricity and other energy commodities, and the provision of services such as fuel management, storage and procurement; and		$7,000,000
Oil and gas exploration, development, production, gathering, transportation, storage, processing and marketing activities, and related or incidental activities.		$10,200,000

Total		$17,200,000

Difference between the authorized limit of $20 billion and the total aggregate investment of the E.ON holding company system after June 30, 2002 in Energy-Related Subsidiaries		$19,982,800,000

Item 5.    OTHER INVESTMENTS

Not Applicable.

Item 6.    FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements—Filed as Exhibits B-1 and B-2

B-1	Graninge Trading AB	(Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
B-2	LRC Demo AB	(Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

Exhibits:

Copies of contracts pursuant to which services reported in Item 3 are provided

        Not Applicable.

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CERTIFICATE OF NOTIFICATION (RULE 24)
SIGNATURE
EXHIBIT A-1 E.ON AG
EXHIBIT A-3
EXHIBIT B